SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.
(Registrant)

Date: October 19, 2010	By:	/s/ Longgen Zhang
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

JinkoSolar Announces 54 MW Solar Module Supply Agreements with Saint-Gobain

SHANGHAI, China, October 19 2010 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing solar product manufacturer with low-cost operations based in China, today announced that it has entered into agreements to supply a total of 54 megawatts (“MW”) of solar modules to Saint-Gobain Building Distribution Deutschland GmbH (“SGBDD”). Under the terms of the agreements, JinkoSolar will supply SGBDD with 54 MW of solar modules, with 4 MW to be shipped in 2010 and 50 MW to be shipped in 2011.

“We are excited to have established a partnership with SGBDD, one of Europe’s leading building supply distributors,” said Mr. Xiande Li, Chairman of the Board of Directors at JinkoSolar. “SGBDD’s move into solar business displays its long-term confidence in the global solar industry and reemphasizes Germany’s role as a leading market for solar products. The supply agreements further demonstrate the high quality of our solar modules and add to our esteemed track record with well-known solar players. We look forward to building a long-term relationship with SGBDD.”

Udo Brandt, Chief Executive Officer of SGBDD, commented, “We are pleased to have entered into agreements with JinkoSolar, whose solar modules pass our stringent due diligence and quality tests. We plan to sell modules purchased from JinkoSolar in a great number of our chain stores throughout Germany. JinkoSolar has an established track record and is our largest solar module supplier to date. We look forward to developing a long-term relationship with the company, as we believe solar products will be increasingly beneficial to our overall business expansion.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing solar product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are silicon wafers, solar cells and solar modules. As of December 31, 2009, JinkoSolar had an aggregate of more than 440 silicon wafer, solar cell and solar module customers from China, Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

About Saint-Gobain Building Distribution Deutschland GmbH

Saint-Gobain Building Distribution Deutschland GmbH is a company of Saint-Gobain S.A., Paris. The Saint-Gobain Group generated nearly €37.7 billion in 2009 in sales and, as one of the largest industrial companies in the world, employs more than 190,000 people in more than 64 countries. Its four main sectors are Innovative Materials, Construction Products, Building Distribution, and Packaging. Saint-Gobain is leader in all of its specialist fields. Shares of the Saint-Gobain Group are traded on twelve different European stock exchanges. http://www.sgbd-deutschland.de.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of October 19, 2010. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

E-mail: jks@ogilvy.com